Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended		Years Ended November 30,
	May 31,	May 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings from continuing operations:
Pre-tax earnings (loss) from continuing operations	$(277,719)	(327,476)	(561,528)	(3,081,081)	942,649	2,159,694	1,517,497

Adjustments to pretax earnings (loss) from continuing operations:

Fixed Charges	91,787	95,799	193,884	267,952	318,202	229,376	173,419

Interest capitalized	(51,019)	(57,765)	(120,700)	(196,708)	(226,256)	(171,090)	(137,574)

Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	56,292	49,807	76,128	471,709	200,930	3,435	(205)

Previously capitalized interest amortized	32,317	53,451	102,763	177,892	219,947	185,345	134,193

“Earnings”	$(148,342)	(186,184)	(309,453)	(2,360,236)	1,455,472	2,406,760	1,687,330

Fixed Charges:

Interest incurred	$81,511	79,538	157,580	217,924	271,343	190,759	145,189

Interest component of rent expense	10,276	16,261	36,304	50,028	46,859	38,617	28,230

“Fixed Charges”	$91,787	95,799	193,884	267,952	318,202	229,376	173,419

Ratio of Earnings to Fixed Charges	—	—	—	—	4.6	10.5	9.7

Excess (deficiency) of earnings to fixed charges	$(240,129)	(281,983)	(503,337)	(2,628,188)	1,137,270	2,177,384	1,513,911